March 27, 2020

Via EDGAR

Patrick F. Scott
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

RE:    Principal Life Insurance Company (“Principal” or “Company”)
Variable Life Separate Account (“Registrant”);
Principal Executive Variable Universal Life III (“Policy”);
File Nos.: 811-05118/333-234718
Dear Mr. Scott,

On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Registration Statement on Form N-6, which you communicated to me by telephone in December 2019. The Registrant filed the Registration Statement with the Commission on November 15, 2019, pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Registrant will make changes in response to Staff comments as described below in a pre-effective amendment that will be filed with the Commission.

Comment 1:
Please confirm that any missing information, including the financial statements and all appendices, exhibits, etc. that may not have been included will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: Confirmed.

Comment 2:
Please confirm that comments and responses with respect to the similar multi-state product (Principal National Life Insurance Company - Executive Variable Universal Life III, File Nos. 333-233170 and 811-22589) apply to this product.

Response: Confirmed.

Comment 3:	In the Policy Termination section on page 45, please add a cross-reference that further details the grace period. The disclosure is elsewhere but staff feels the cross reference would be useful.
Response: The Registrant will make the requested change.

Comment 4:	Please explain supplementally why the Registrant deleted the phrase “subject to underwriting review and approval” in several disclosures.
Response: The Registrant deleted the phrase due to interactions with New York regulators, who tend to view such a provision as giving too much latitude.

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant